FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Form 20F and Form 6K announcement made on 2 September 2005
	2.	Director/PDMR Shareholding announcement made on 5 September 2005
	3.	Director/PDMR Shareholding announcement made on 8 September 2005
	4.	MTN Programme announcement made on 16 September 2005
	5.	Director/PDMR Shareholding announcement made on 19 September 2005
	6.	Director/PDMR Shareholding announcement made on 21 September 2005
	7.	Publication of Prospectus announcement made on 22 September 2005
	8.	Investor Conference announcement made on 29 September 2005
	9.	Director/PDMR Shareholding announcement made on 29 September 2005

Enclosure No. 1

The Royal Bank of Scotland Group plc

Form 20F and Form 6-K

A copy of each of the above documents has been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7066 1000

Enclosure No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 September 2005

18. Period during which or date on which it can be exercised

2 September 2010 to 1 March 2011

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

1,267 Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.04

22. Total number of shares or debentures over which options held following notification

812,494

23. Any additional information

1997 Sharesave Scheme - 2005 5 Year Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

5 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 September 2005

18. Period during which or date on which it can be exercised

2 September 2008 to 1 March 2009

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

145 Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.04

22. Total number of shares or debentures over which options held following notification

233,841

23. Any additional information

1997 Sharesave Scheme - 2005 3 Year Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

5 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 September 2005

18. Period during which or date on which it can be exercised

2 September 2008 to 1 March 2009

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

726 Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.04

22. Total number of shares or debentures over which options held following notification

123,585

23. Any additional information

1997 Sharesave Scheme - 2005 3 Year Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

5 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 September 2005

18. Period during which or date on which it can be exercised

2 September 2010 to 1 March 2011

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

760 Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.04

22. Total number of shares or debentures over which options held following notification

222,056

23. Any additional information

1997 Sharesave Scheme - 2005 5 Year Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

5 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 September 2005

18. Period during which or date on which it can be exercised

2 September 2010 to 1 March 2011

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

456 Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.04

22. Total number of shares or debentures over which options held following notification

123,161

23. Any additional information

1997 Sharesave Scheme - 2005 5 Year Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

5 September 2005

----------------------------------------------------------------------------------------------------------------------------

Enclosure No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

65,026

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

156,764

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

163,090

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,913

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,704

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Bernard Higgins

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

540

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,598

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.45

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,606

16. Date issuer informed of transaction

7 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 September 2005

Enclosure No. 4

The Royal Bank of Scotland Group plc - United States Dollar MTN Programme

16 September 2005

In connection with the Group's US$ MTN programme, a copy of Form 6-K has been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

Enclosure No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Robert Avisson Scott

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Robert Avisson Scott

8 State the nature of the transaction

Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

2000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.02

14. Date and place of transaction

16 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,448

16. Date issuer informed of transaction

16 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

19 September 2005

Enclosure No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Napier Allan

8 State the nature of the transaction

Acquisition of shares pursuant to exercise of executive options

9. Number of shares, debentures or financial instruments relating to shares acquired

96,598

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Scheme Name	Tranche	No. of Options to be exercised	Exercise price per share
The Royal Bank of Scotland Group plc, Executive Share Option Scheme	1996	32,358	4.96
The Royal Bank of Scotland Group plc, Executive Share Option Scheme	1997	14,001	5.58
The Royal Bank of Scotland Group plc, Executive Share Option Scheme	1998	27,832	9.33
The Royal Bank of Scotland Group plc, 1999 Executive Share Option Scheme	2000	22,407	7.81

14. Date and place of transaction

20 September 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,015

16. Date issuer informed of transaction

20 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

21 September 2005

Enclosure No. 7

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland plc US$20,000,000,000 Medium-Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6412r_-2005-9-22.pdf

For further information, please contact

Ron Huggett

Capital Raising Director

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London. EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 8

The Royal Bank of Scotland Group plc (RBS) - Investor Conference

RBS will be holding a conference for analysts and investors on Monday 3 October 2005 at 10:00am. The focus for the conference will be the Corporate Banking & Financial Markets division.

Presentation slides will be available on the day at www.rbs.com/ir and there will be an archived webcast available from 4 October 2005.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbsir.com.

For further information:

Richard O'Connor

Head of Investor Relations

+44 (0) 20 7672 1758

investor.relations@rbsir.com

Enclosure No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Tom McKillop

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Sir Tom McKillop

8 State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

30,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.12

14. Date and place of transaction

29 September 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

30,000

16. Date issuer informed of transaction

29 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

29 September 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat